ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

1.

INTRODUCTION

This discussion and analysis (“MD&A”) of financial position, results of operations and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 27, 2007.

These annual financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this MD&A report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned subsidiaries, unless otherwise indicated. We have three wholly-owned subsidiary companies:

Entrée LLC, a Mongolian limited liability company,

Entrée U.S Holdings Inc., a British Columbia corporation, and

Entrée Gold (US) Inc., an Arizona corporation.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, China, and New Mexico and Arizona, USA.  In Mongolia, we hold four mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia.  All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC. Three of these exploration licences cover three contiguous parcels of land which comprise the Company’s “Lookout Hill” property.

We entered into an option agreement to acquire the Sol Dos property in the Safford district of Arizona, USA in June of 2006.  After reviewing the technical data from the 2007 field season, we chose to discontinue earning-in on this property.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

In August 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.

In November 2007, we entered into an earn-in agreement with the Zhejiang No. 11 Geological Brigade to acquire 78% interest in the Huaixi property in Zhejiang Province in Southeast China.

In January 2008, the Company entered into an additional agreement with Empirical to explore for and develop porphyry copper targets within a specified area around Bisbee, Arizona.  This agreement is separate from the August 2007 agreement with Empirical.

The Company trades on three stock exchanges:  the Toronto Stock Exchange (TSX:ETG), the American Stock Exchange (AMEX:EGI) and the Frankfurt Stock Exchange (FWB:EKA, WKN 121411).

Treasury Offering

On November 26, 2007, Entrée closed a short form prospectus offering of 10 million common shares at a price of C$3.00 per share for gross proceeds of C$30 million (the ”Treasury Offering”) pursuant to an underwriting agreement between the Company and BMO Nesbitt Burns (the “Underwriter”). The Underwriter received a fee of C$1.8 million, being 6% of the gross proceeds of the Treasury Offering.

In order to maintain their ownership of Entrée’s issued and outstanding shares, approximately 14.7% and 15.9% respectively, Ivanhoe Mines and Rio Tinto, through its wholly owned subsidiary Kennecott Canada Exploration Inc. (collectively, “Rio Tinto”), exercised their pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 4,428,640 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$13,285,920.

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) dated October 15, 2004, with Ivanhoe Mines Ltd. (“Ivanhoe Mines”), an unrelated Yukon corporation which owns a copper-gold deposit known as Oyu Tolgoi, which is located adjacent to and is surrounded by our Lookout Hill property.  This agreement provided that, upon satisfaction of certain conditions, Ivanhoe Mines would subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase.

The Earn-in Agreement also provided that Ivanhoe Mines would have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines on a portion of our company's Lookout Hill property consisting of approximately 40,000 hectares of the land area of our Lookout Hill property shown on the map below.  The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe Mines expends on the project during the earn-in period, but the Agreement provides that Ivanhoe Mines can earn a 51% interest by expending an aggregate of at least $20 million during the earn-in period.  In October, 2007, Entrée  received notice from Ivanhoe Mines that it has incurred the required expenditures ($20 million) to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area.  On March 11, 2008, the Company was notified by Ivanhoe Mines that it has expended in excess of $27.5 million on the exploration of the Entrée-Ivanhoe Mines earn-in agreement area, thereby reaching the threshold to earn a 60% participating interest in the agreement area. Ivanhoe Mines has informed Entrée that it intends to continue to incur earn-in expenditures so as to increase its participating interest in the

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

project and therefore, a joint venture is not being formed at this time. Subject to Ivanhoe Mines’ spending a total of US$35 million on exploration and/or development on the agreement properties prior to November 2012, Ivanhoe Mines will earn an 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.

The Earn-In Agreement gives Ivanhoe Mines the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe Mines ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe Mines of all securities convertible into our common shares).

Ivanhoe Mines is required to vote their shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our stockholders except for “extraordinary” matters.  “Extraordinary” matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested stockholders and matters where Ivanhoe Mines is precluded from voting.

In addition, the Earn-In Agreement gives to Ivanhoe Mines a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company.

We believe that the Earn-In Agreement represents a significant milestone in the development of our company.  It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It has the potential, depending on how much money Ivanhoe Mines actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

The portion of our property subject to the Earn-In Agreement, which is referred to in the agreement as the "Project Property", is shown below:

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries

Ring Dyke
Bayan Ovoo
Zone I / II
Zone III
Ulaan Khud
Copper Flats
Hugo Dummett
West Grid
Ivanhoe Mines
Oyu Tolgoi
Heruga
Legend
Gold Prospects
Copper Prospects
0
10
kilometres
N
100% Entree Gold Inc.
(139,500 hectares)
Oyu Tolgoi Property
Entree/Ivanhoe Project Property
(~40,000 hectares)

We closed the private placement described in the Earn-In Agreement on November 9, 2004, at which time Ivanhoe Mines purchased the 4,600,000 units described above. In July 2005, Ivanhoe Mines exercised its 4.6 million share purchase warrants in order to fully participate in a Rio Tinto private placement with Entrée (see below).

On June 29, 2007, Ivanhoe Mines exercised its “A” and “B” warrants purchased as part of a private placement in July 2005, and the Company issued 1,235,488 common shares for cash proceeds of $3,340,327.

On November 26, 2007, in order to maintain its percentage ownership of Entrée’s issued and outstanding shares, at approximately 14.7%, Ivanhoe Mines exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,128,356 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,385,068.

Investment by Rio Tinto in Entrée Gold Inc.

In June 2005, Rio Tinto completed a private placement into Entrée, whereby it purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitled Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitled Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

Ivanhoe Mines exercised its pre-emptive right and participated in the private placement to maintain proportional ownership of Entrée’s shares. After exercising its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214, Ivanhoe Mines purchased 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

Rio Tinto is required to vote its shares as our board of directors directs on matters pertaining to fixing the number of directors to be elected, the election of directors, the appointment and remuneration of auditors and the approval of any corporate incentive compensation plan or any amendment thereof, provided the compensation plan could not result in any time in the number of common shares reserved for issuance under the plan exceeding 20% of the issued and outstanding common shares.

On June 27, 2007, Rio Tinto exercised it’s “A” and “B” warrants and the Company issued 6,306,920 common shares for cash proceeds of $17,051,716.

On November 26, 2007, in order to maintain its percentage ownership of Entrée’s issued and outstanding shares, approximately 15.9%, Rio Tinto exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,300,284 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,900,852.

At December 31, 2007, Ivanhoe Mines owned approximately 14.7% of Entrée’s issued and outstanding shares.

At December 31, 2007, Rio Tinto owned approximately 15.9% of Entrée’s issued and outstanding shares.

Investment by Rio Tinto in Ivanhoe Mines Ltd.

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines.  The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project.  An initial tranche of $303 million was granted to acquire 9.95% of Ivanhoe Mines’ shares.  It was further announced on September 12, 2007 that Rio Tinto will provide Ivanhoe Mines with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi copper-gold project in Mongolia. The credit facility is directed at maintaining the momentum of mine development activities at Oyu Tolgoi while Ivanhoe Mines and Rio Tinto continue to engage in finalising an Investment Agreement between Ivanhoe Mines and the government of Mongolia. If converted, this investment could result in Rio Tinto’s owning 46.65% of Ivanhoe Mines.” Entree believes these investments represent, together with the exercise of the Entrée warrants, a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in the country of Mongolia.

Mongolian Government

The Mongolian Parliament began its autumn session in early October and consideration of the draft Investment Agreement for Oyu Tolgoi was on Parliament’s official schedule of business. The Investment Agreement is structured to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project.  In November 2007, the ruling party (MPRP) voted to replace its leader who was also the Prime Minister.  A new Prime Minister was appointed in December 2007.  Subsequent to his appointment, the Prime Minister withdrew the Investment Agreement for Oyu Tolgoi from Parliament and appointed a new Cabinet.  The Prime Minister formed a new Working Group tasked with reviewing the Oyu Tolgoi Investment Agreement and preparing a draft agreement to be presented to Parliament for approval.  The Working Group was composed of members from different parties within the Mongolian Parliament.  The announced intention is to approve the agreement in advance of the upcoming general election in June 2008.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

Parliament concluded the autumn session in February 2008, with the intended date of return announced as April 5, 2008.  Media reports indicate that Parliament reconvened for an irregular session on March 25, 2008.

On March 12, 2008, the Prime Minister and leader of the Opposition held a joint press conference. They announced that the government would seek to change the existing minerals law to allow the Mongolian Government to acquire up to a 51% stake in any projects deemed strategic. It is unclear at this time the mechanics of this proposal or what the impact may or may not be on negotiations.

Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the Oyu Tolgoi project that would result from any further unexpected delays in the parliamentary approval process.

The draft agreement, once approved by Parliament, remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.

Entrée continues to monitor developments in Mongolia, and maintains regular contact with Rio Tinto and Ivanhoe Mines regarding this matter.

Corporate Information

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, Entrée LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Our Mongolian office is staffed by our Vice-President, Exploration, an operations manager, a business manager, two office assistants, and a full-time accountant.  Operations in the U.S. are conducted through field offices set-up for specific projects.  Entree leased an office in Beijing in December 2007 for the purposes of managing operations in China.  Our China office is staffed by an office manager, an accountant and a cashier.  The Company is currently in the process of forming a Chinese business entity.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe Mines and Rio Tinto and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

Mineral Resource Estimate

Hugo North Extension

In February 2006, Entrée announced that a mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi license, in the South Gobi region of Mongolia.  The drilling and exploration work that resulted in the preparation of this Inferred Resource estimate was conducted in order for Ivanhoe Mines to earn an interest in Lookout Hill.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 grams per

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

tonne (“g/t”) gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold.  In addition, the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Heruga

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit, under the supervision of Quantitative Group, Perth Australia (QG).  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 parts per million (“ppm”) molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade, see Table 2 on page 12.  Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold.  Drilling is being conducted by partner and project operator, Ivanhoe Mines.

Listing of Common Stock on Other Stock Exchanges

Trading of our shares of common stock commenced on the AMEX effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

3.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005

Depreciation	$212,819	$200,530	$126,375

General and administrative	2,896,364	2,060,233	1,561,941
Interest income	(1,090,718)	(721,873)	(313,945)
Stockholder communications and investor relations	739,964	1,273,422	353,221
Mineral interests	6,343,777	5,811,346	7,325,658
Impairment of asset backed
commercial paper	998,371	-	-
Stock-based compensation	1,732,839	1,031,683	5,074,100
Net loss	$11,833,416	$9,655,341	$13,691,767

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

Mineral properties expenditures are summarized as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005

Lookout Hill	$4,222,145	$4,021,121	$6,639,593
Manlai	829,215	1,667,356	1,694,040
Sol Dos	1,023,817	166,551	-
Empirical	103,961	-	-
Other	340,317	231,863	17
Total costs	6,519,455	6,086,891	8,333,650
Less stock-based compensation	(175,678)	(275,545)	(1,007,992)
Total expenditures, cash	$6,343,777	$5,811,346	$7,325,658

A)

EXPLORATION

I)

Ivanhoe Mines Earn-in

Under an Earn-In Agreement announced in October 2004, Ivanhoe Mines has the right to earn an interest in approximately 40,000 hectares of Entrée’s 179,500 hectare Lookout Hill property. By the terms of the agreement, Ivanhoe Mines must spend a minimum of $20million over 5 years and $35million over 8 years in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres. Thereafter, Entrée has the right to require Ivanhoe Mines to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow.

On October 5, 2007, Entrée received notice from Ivanhoe Mines that it has incurred the required expenditures ($20 million) to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area.  On March 11, 2008, the Company was notified by Ivanhoe Mines that it has expended in excess of $27.5 million on the exploration of the Entrée-Ivanhoe Mines earn-in agreement area, thereby reaching the threshold to earn a 60% participating interest in the Entrée-Ivanhoe Mines agreement area.  Ivanhoe Mines has advised Entrée that it intends to continue earning in; therefore a joint venture has not been formed at this time.

i)

Hugo North Extension

On February 1, 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of Entrée’s Shivee Tolgoi license. The resource estimate was the result of Ivanhoe Mines’ aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Hugo North Extension Inferred Resource was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 (g/t) gold for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off.  At the 0.6% copper equivalent cut-off, the Inferred Resource was estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See table below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Resource exists, or is economically or legally mineable.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

Table 1: Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Agreement Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3.0	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2.0	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3.0	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2.0	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold);  %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 90.8% of copper recovery. Copper recovery was 84.8% and Gold recovery was 77.6%. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

Ivanhoe Mines has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, Entrée’s 20% interest in the Indicated Resource using a 0.6% copper equivalent cut-off is estimated to be 23.4 million tonnes, containing approximately 930 million pounds of copper and approximately 640,000 ounces of gold. Entrée’s 20% interest in the Inferred Resource is estimated to be 19.1 million tonnes, containing approximately 484 million pounds of copper and approximately 190,000 ounces of gold.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In 2006, Ivanhoe Mines completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

kilometres north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a viable exploration target.

ii)

Javhlant License (Heruga Deposit)

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Entrée-Ivanhoe Agreement Area has now been documented through drill testing by Ivanhoe Mines (see Entrée news releases of October 3 and 9, 2007 and January 16 and February 26, 2008 and the subsequent Inferred Resource estimate on March 12, 2008.)

Results from drilling at Heruga have identified significant molybdenum-rich copper-gold mineralization.  These results confirm that the Heruga discovery extends for a strike length of at least 1,800 metres, and remains open to the north, south and east. The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3 kilometre-long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast to the Southwest Oyu Deposit on Oyu Tolgoi.

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit.  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent* grade of 0.91%, using a 0.60% copper equivalent* cut-off grade, see Table 2 on page 12.  Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold.  Drilling is being conducted by partner and project operator, Ivanhoe Mines.

Over 42,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for approximately 1,800 metres north-south, with a vertical thickness typically varying between 400 to 800 metres, and a width of 200 to 300 metres. The shallowest portion of this mineralized system starts at a vertical depth of between 500 and 600 metres.  Ivanhoe Mines continues to drill the deposit, with three rigs currently on site.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

Table 2: Heruga Inferred Resource - March 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.50	30,000	0.63	1.80	126	1.85	390,000	1,600	1,220,000
>1.25	80,000	0.59	1.39	124	1.54	970,000	3,400	2,710,000
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.90	300,000	0.55	0.84	150	1.16	3,600,000	8,000	7,700,000
>0.80	430,000	0.53	0.72	152	1.07	5,000,000	9,900	10,120,000
>0.70	590,000	0.51	0.62	148	0.98	6,590,000	11,700	12,750,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
>0.50	930,000	0.45	0.50	135	0.84	9,220,000	14,900	17,270,000
>0.40	1,160,000	0.41	0.45	123	0.76	10,500,000	16,700	19,530,000
>0.30	1,420,000	0.37	0.40	111	0.69	11,670,000	18,200	21,530,000

•

*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76.

•

The contained gold, copper and molybdenum in the tables has not been adjusted for recovery.

•

The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

Identified deposits now occur over twenty kilometres, along the structural trend hosting Oyu Tolgoi. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

II)

Lookout Hill

Entrée commenced the 2007 exploration season on its 100% owned Lookout Hill property in April and continued through November 2007.  Sixteen holes totaling 7,700 metres tested six geophysical targets hosted in interpreted Oyu Tolgoi equivalent stratigraphy, as well as a molybdenum-rich target zone. Drilling has successfully encountered Devonian age rocks, known to host copper-gold mineralization at Oyu Tolgoi.  Efforts to date have been focused on rocks of similar age and results will be used to assist in defining future drill targets.  In addition, the grid-based ground geological, geochemical (3,468 samples) and geophysical coverage (17 x 18 km) has been greatly expanded. The Company has also completed 5,900 line-kilometres of airborne magnetic surveying over its Togoot license, to assist in identifying additional areas of permissive Devonian age rocks.

Results obtained during the 2007 exploration season were sufficient enough to encourage the technical team to propose a phased program for 2008.  A 2,000 metres follow-up program has been designed to further test areas of interest with a second phase of 3,000 metres proposed if Phase I is successful.

For the year ended December 31, 2007, Lookout Hill expenses were $4,222,145 compared to $4,021,121 in 2006 as set out above. This increase was due to increased staffing costs and the airborne magnetic survey performed in 2007.

III)

Manlai

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

Entree’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe Mines’ Kharmagtai porphyry copper-gold project.

At the Manlai Project in 2007, 1,960 metres of diamond drilling was completed in two holes on the East Target area.  This target was centred on coincident magnetometer and induced polarization anomalies, and anomalous copper and molybdenum in soil geochemistry, with surface exposure of stockwork quartz veining containing chalcopyrite and bornite over an area of 500 x 150 metres. .

Limited work on the Manlai project is planned for 2008.  The Company has chosen to extend the licence to 2010.

For the year ended December 31, 2007, Manlai expenses were $829,215 compared to $1,667,356 in 2006 as set out above. This decrease was due to a reduced exploration program in 2007, which terminated in August 2007.

IV)

Sol Dos Prospect

Entrée commenced exploration of the Sol Dos copper prospect in the fall of 2006.  The property is located in the Safford area of south-east Arizona.  A geophysical crew completed a 20 line kilometres program consisting of deep probing IP and magnetic surveys.  Entrée had an option to earn a 100% interest in Sol Dos, subject to a 2% NSR, half of which can be purchased by Entrée.  Three diamond drill holes totaling 2,386 metres were completed on the Sol Dos copper porphyry target. The Company chose to discontinue earning-in on the Sol Dos prospect due to the lack of favourable results and has terminated this agreement.

For the year ended December 31, 2007, Sol Dos expenses were $1,023,817 compared to $166,551 in 2006 as set out above. The Company did not commence the exploration of the Sol Dos prospect until the end 2006, therefore the majority of the exploration costs were expended in 2007.

V)

 Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of Toronto Stock Exchange (“TSX”) acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% Net Smelter Returns (“NSR”) royalty, half of which may be purchased for $2 million.

The principals of Empirical have extensive experience in exploration for copper porphyries in the Americas, as well as access to proprietary geophysical interpretation techniques of particular application to large regional datasets. These techniques have been modeled using a number of known deposits, and the criteria developed will be used to identify buried targets from the regional database.  Initial targeting is underway, and applications for eleven contiguous mineral exploration permits in southeastern Arizona totaling approximately 8.5 square miles (22 square kilometres) were approved..

For the year ended December 31, 2007, Empirical expenses were $103,961 compared to Nil in 2006 as set out above. The Company did not begin active exploration until the end 2007; therefore there were no exploration costs in 2006.

VI)

Empirical Discovery Agreement 2008

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for and test porphyry copper targets in a specified area near Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate buried porphyry targets.  The property covers over 10,800 acres (4,370 ha). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

VII)

Huaixi

In November 2007, Entree entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps on www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.

The licences cover a large area (2 kilometres by 10 kilometres) of advanced argillic alteration with peripheral, small scale, past-producing copper-gold and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for buried copper deposits. The geology of the Huaixi area is similar to that of high-level systems associated with a number of porphyry copper deposits elsewhere in the world.

The Company is currently in the process of forming a Chinese business entity.  Once formed, active exploration is expected to begin directly.

B)

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2007, general and administrative expense before stock-based compensation was $2,896,364 compared to $2,060,233 in 2006 as set out above.  The increase was primarily due to increased insurance coverage, payroll expense and consulting, legal, and management fees in connection with corporate matters, including Sarbanes Oxley Section 404 Compliance.

C)

STOCK-BASED COMPENSATION

For the year ended December 31, 2007, stock-based compensation expense was $1,732,839 compared to $1,031,683 in 2006 as set out above. Stock-based compensation expense for the year ended December 31, 2007 represents the fair value of vesting stock options. During the year ended December 31, 2007, 1,500,500 options were granted with a fair value of $2,082,780 compared to 1,350,000 options granted in 2006 with fair value of $1,014,093.

D)

STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the year ended December 31, 2007, stockholder communications and investor relations expense before stock-based compensation was $739,964 compared to $1,273,422 in 2006. The larger amount in the year 2006 period was due primarily to an investor relations campaign in Europe.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

E)

INTEREST INCOME

For the year ended December 31, 2007, interest income was $1,090,718 compared to $721,873 in 2006.  The Company earns income on its cash and cash equivalents.  The increase was due a rise in Canadian interest rates in 2007 and greater principal amounts invested due to the proceeds from the exercise of warrants, the exercise of options and the Treasury Offering.

F)

IMPAIRMENT OF INVESTMENT

As at December 31, 2007 the Company had $4,031,122 invested in Asset Backed Commercial Paper (“ABCP”) rated R1 (high) by Dominion Bond Rating Service. ABCP is a short term debt security issued by special purpose vehicles (“conduits”).  The term of ABCP range from 1 to 364 days,  and repayment of maturing ABCP is dependent on the cash generated by the conduits’ underlying assets as well as the ability of the conduits to issue new ABCP. The underlying assets supporting the ABCP range from traditional financial assets (auto loans, leases) to synthetic leveraged collateralized debt obligations.

In mid August 2007 a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not issue ABCP due to unfavourable conditions in the Canadian capital markets.  As a result, the maturing ABCP was not redeemed.

As a result, the non-bank ABCP market remains the subject of an agreement signed on August 16, 2007 amongst a number of affected parties. This agreement, referred to as the “Montreal Accord”, contemplates a restructuring of ABCP on or before March 31, 2008 with the expressed intention of replacing the investments with long term floating rate notes that have characteristics more closely related to the underlying assets.  In September 2007, a Pan-Canadian Investor Committee (“the Committee”) was established and charged with implementing the Montreal Accord.  The Company is not a signatory to the Montreal Accord and it is not member of the Committee. It is however, monitoring its progress directly and through counsel.

On December 23, 2007 the Committee released a draft restructuring agreement that had been tentatively agreed to by Committee members, the conduits, and the asset providers.  The agreement envisions restructuring the impacted ABCP into three categories:  ABCP backed solely by traditional assets (“Traditional”); ABCP backed by a mix of traditional and structured assets (“Structured”); and ABCP backed by ineligible assets (“Ineligible”).  Ineligible assets are those that have been deemed to be of inferior credit quality relative to the other impacted assets.

Each conduit backed by traditional and ineligible assets will replace its ABCP with tracking notes where the cash flows associated with each conduit’s tracking notes mirror those of that conduit’s specific underlying assets.  The conduits backed by structured assets will be pooled and all related ABCP will be replaced by a package of senior and junior term floating rate notes where the aggregate cash flows mirror, in aggregate, the cash flows of the entire structured pool.  The senior notes will be interest bearing and are intended to receive a high investment grade credit rating while the junior notes will not receive cash interest and are not expected to be rated.  Junior notes will also be subordinate to senior notes with respect to priority of payments. Current investors will receive junior and senior notes with the proportion determined by the relative value of their respective holdings as determined by the Committee.

While the Company expects the draft restructuring agreement of December 23, 2007 to be successfully implemented by the second quarter of 2008, it has not been made the subject of a definitive proposal and there is no certainty of a positive outcome.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

F)

IMPAIRMENT OF INVESTMENT (Continued)

Currently, there is no active market for the ABCP held by the Company and no liquidity is anticipated until such time as the restructuring contemplated by the Montreal Accord has been completed. Accordingly, the Company has re-classified these investments from cash and cash equivalents to long-term assets until such time as the underlying investments can be readily sold; however, the Company expects there to be a market for these investments once the terms of the restructuring are made definitive in 2008.

Based on information currently available from the Committee the Company’s investments will be broken down as follows within the restructuring:

Restructuring groupings	Total	Traditional assets	Structured assets	Ineligible assets
Encore Trust – Series A	$4,031,122	$ -	$4,031,122	$ -
Estimated recoverable value */**	$3,032,751	$ -	$3,032,751	$ -

* - see the valuation methodology and valuation ranges below.

** - the range of recoverable values varied between $2.6 million and $3.4 million

The Company expects to receive floating rate notes for the assets related to the structured assets.

Management has estimated the impairment on ABCP held by using a probability weighted cash flow approach. Management has used the following characteristics and methodology to anticipate how the restructured and floating rate notes will look and perform:

Modeled the floating rate and tracking notes (“Restructured Notes”) based upon the facts as detailed in the December 23, 2007 draft agreement issued by the Committee as this remains the most objective and supportable assumption to use. Key assumptions used in this valuation were: that the Company will receive senior and junior notes in proportion to the entire Structured pool of assets, that the maturity date of the notes will have an average life of 8 years from April 2008 and the margin facility providers (applicable only to the synthetic pooled assets) will charge a standby fee of 160 basis points per annum to provide the facility.

Less observable assumptions used in the valuation include: the underlying assets will generate returns above the collateral invested between 0.5% and 0.7% and that prospective purchasers will require yields between 7% and 11%, depending on the type of trust held, to purchase the Restructured Notes.  The required yield is assumed be a function of credit quality, prevailing interest rates, the potential for future margin calls, the potential lack of liquidity in the market, and the complexity of the instruments.

As a result of these assumptions, management estimates that the resulting floating rate notes, after being converted to a fixed interest rate using a conventional interest rate swap, will pay interest of between 4.13% and 4.33%.

Management has then used a present value calculation to estimate the value of the Restructured Notes using an estimate of prospective buyers’ required yield as the discount factor.

No estimate of the restructuring costs, which have been advised as being immaterial, nor has any interest income since August 2007 been included in the recoverability assessment due to a lack of information.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

F)

IMPAIRMENT OF INVESTMENT (Continued)

The assumptions which have the most significant impact on the valuation estimate include: the maturity of the notes (currently assumed at 8 years), the cost of the margin facility (currently assumed at 160 bonus points per annum over the life of the trusts) and whether the restructuring is successful or not.  In the event that the restructuring is unsuccessful, the recoverable value could be materially different from the value presented here.

This analysis has been calculated without the benefit of a full understanding of the underlying assets of the conduits as this information has not been provided . While management believes that it has utilized an appropriate methodology to estimate fair value, given the number of uncertainties there can be no assurance that management’s estimate of potential recovery is accurate.

Based on this fair value estimation the Company has recorded an impairment charge in the amount of $998,371 in the current year which is the mid-point between the best and worst case results of the before referenced assessment.  There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the restructuring committee.

Management will however continue to seek all avenues to recover the maximum value from the original investments and interest due.

G)

OUTLOOK

The Company has proposed a work program for its 100% owned ground outside of the agreement area of Lookout Hill to be conducted in two phases.  Phase I contemplates a 2,000 m drill program, surface mapping and sampling and a focused geophysical program.  Should Phase I prove successful, Phase II has been designed for a further 3,000 metres of drilling. The Company has budgeted approximately $3.8M for the Lookout Hill work program in 2008.

Pursuant to Mongolian Minerals Law, we have extended the Shivee Tolgoi, Javhlant and Togoot licences for a further two year term for final expiry in March and April 2010, unless previously converted to mining licenses. The Manlai licence has been extended to March 2010.  Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fees in order to maintain the licences in good standing is approximately $280,000.

Drilling by Ivanhoe is expected to continue on the Heruga Deposit. There are currently three drills on-site.

Ground acquisition of priority targets has largely been completed in Arizona and News Mexico as per the Empirical Agreement 2007.  Evaluation of the acquired targets has begun and is expected to continue throughout 2008. The Company has budgeted approximately $1.4M for the Empirical Arizona and New Mexico work program in 2008.

Ground acquisition in Arizona is currently underway with regard to the Empirical/Bisbee Agreement 2008, in the vicinity of Bisbee, Arizona.  Target identification and preliminary exploration is expected to begin in second quarter of 2008. The Company has budgeted approximately $725,000 for the Bisbee work program in 2008.

The Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.  After Entrée has expended $3 million over 4 years, the Company will have earned a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.  The Company is currently in the process of forming a Chinese business entity.  It is common practice to have an agreement in place before an entity may be formed.  Once

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

the entity has been established, the Company expects to begin exploration work on the property licences immediately. The Company has budgeted approximately $500,000 for the China work program in 2008.

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia (particularly China, Mongolia and Russia) and in the southwestern United States (Arizona, New Mexico and Nevada).

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S and more recently in China.  Other jurisdictions may be considered, depending on the merits of the potential asset.  Other commodity associations the Company may consider include mafic-ultramafic hosted nickel and intrusive-related tungsten-tin-base metals.  These commodities often occur in large tonnage geological environments.

Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

4.

SELECTED QUARTERLY DATA

	Quarter Ended December 31, 2007	Quarter Ended September 30, 2007	Quarter Ended June 30, 2007	Quarter Ended March 31, 2007

Exploration	$1,097,168	$2,120,233	2,783,829	$509,916
General and administrative	1,222,037	773,664	2,612,514	806,402
Loss from operations	(2,319,205)	(2,893,897)	(5,396,343)	(1,316,318)
Interest income	494,635	318,226	138,175	139,682
Fair value adjustment to asset backed
commercial paper	(425,108)	(573,263)	-	-
Net loss	$(2,249,678)	$(3,148,934)	(5,258,168)	$(1,176,636)

Loss per share, basic and diluted	$(0.03)	$(0.04)	(0.07)	$(0.03)

	Quarter Ended December 31, 2006	Quarter Ended September 30, 2006	Quarter Ended June 30, 2006	Quarter Ended March 31, 2006

Exploration	$1,790,930	2,571,691	1,209,454	$514,816
General and administrative	789,337	1,240,727	851,580	1,408,679
Loss from operations	(2,580,267)	(3,812,418)	(2,061,034)	(1,923,495)
Interest income	174,532	202,112	153,510	191,719
Net loss	$(2,405,735)	(3,610,306)	(1,907,524)	$(1,731,776)

Loss per share, basic and diluted	$(0.03)	(0.05)	(0.03)	$(0.02)

The Company’s Mongolian exploration season typically begins in March or April and ends in October or November each year. Increased costs were incurred in the second quarter of 2007 compared to the same quarter in 2006 due to the exploration expenditures on the Sol Dos work program. The decreased exploration costs in the third and fourth quarter of 2007 were due to the curtailment of the exploration program on the Manlai project.

General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses. The fluctuation of costs was also due to an investor relations campaign in Europe in the first quarter of 2006.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

5.

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at December 31, 2007 was $67,629,003 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2008.  The company has approximately $59,000,000 surplus funds available for acquisitions and/or operating requirements for 2008 and subsequent years. At present, the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations was $9,248,969 for the year ended December 31, 2007 (2006 - $8,489,352) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

During the year ended December 31, 2007 and 2006, the Company issued common shares as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2006
	Shares	Amount	Shares	Amount

Private placements	14,428,640	$43,826,994	-	$-
Share Issue Costs	-	(1,981,360)
Exercise of warrants	7,542,408	20,392,043	-	-
Exercise of stock options	728,700	603,484	1,215,000	1,108,717
	22,699,748	$62,841,161	1,215,000	$1,108,717

Warrants exercised in June 2007 represent in part the exercise by Rio Tinto of 12,613,842 warrants to purchase one half of one share and the resultant issuance of 6,306,920 shares for proceeds of $17,051,716.   Warrants exercised in June 2007 represent in part the exercise by Ivanhoe Mines of 2,470,978 warrants to purchase one half of one share and the resultant issuance of 1,235,488 shares for proceeds of $3,340,327.

During the year ended December 31, 2007, working capital was reduced by $4,031,122 owing to the reclassification an investment in asset backed commercial paper from a cash equivalent to a long-term asset.

On November 26, 2007, the Company closed a Treasury Offering on a bought deal basis, consisting of 10,000,000 Common Shares of the Company at an offering price of C$3.00 per Common Share representing gross proceeds to the Company treasury of C$30,000,000, from which fees and closing costs were deducted. In order to maintain their percentage ownership of Entrée’s issued and outstanding shares of approximately 14.7% and 15.9% respectively, Ivanhoe Mines and Rio Tinto exercised their pre-

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 4,428,640 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$13,285,920.

Investing activities

During the year ended December 31, 2007, the Company expended $80,457 on equipment, primarily for exploration activities (2006 - $302,892).

Table of Contractual Commitments

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Office leases	111,605	213,545	-	-	325,150
Total	111,605	213,545	-	-	325,150

Outstanding share data

As at December 31, 2007, there were 93,572,841 common shares outstanding.  In addition there were 9,249,800 stock options outstanding with exercise prices ranging from C$0.60 to C$3.10 per share.  There were no warrants outstanding at December 31, 2007. As at March 27, 2007, there were 94,047,841 common shares outstanding.

6.

CAPITAL RESOURCES

The Company had no commitments for capital assets at December 31, 2007.

At December 31, 2007, the Company had working capital of approximately $67,629,003 compared to approximately $14,309,000 at December 31, 2006. In addition, the Company had an investment in asset backed commercial paper of $3,032,751 net of an impairment adjustment in the amount of $998,371. Budgeted expenditures for the 12 months ending December 31, 2008 total approximately $6 million for exploration and $3 million for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $59 million.

The Company is committed to make lease payments for the rental of office space totaling $325,150 over the remaining three years of its five year office lease.

7.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

8.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties during the period ended December 31, 2007:

a)  Paid or accrued management fees of $70,911 (December 31, 2006 - $45,741) to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.

PROPOSED TRANSACTIONS

Not applicable.

10.

 CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 5 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

11.

  CHANGES IN ACCOUNTING POLICIES

In June 2006, the FASB issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provisions of FIN 48 on January 1, 2007.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

11)

 CHANGES IN ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115. This pronouncement permits entities to choose to measure eligible financial instruments at fair value as of specified dates.  Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning November 15, 2007, and early application is allowed under certain circumstances.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” which changes how business acquisitions are accounted. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent considerations); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141R is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008. The Company is currently evaluating the future impacts and disclosure of this standard.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCI) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts and disclosure of this standard.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2007.

12.

  FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, investments, receivables, and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mongolian Tugriks. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

13.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with license and permitting requirements. Our exploration licenses, as extended, for the four Mongolian properties expire in March or April 2010, unless converted before these dates to mining licenses. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

In performing the assessment, management identified material weaknesses in our control processes around information technology systems. These weaknesses included inadequate security, inadequate restricted access to systems and insufficient disaster recovery plans. Management also identified material weaknesses in our internal control processes over the accounting for income taxes, including deferred tax assets and the availability of resource expenditures in foreign jurisdictions. Because of the material weaknesses described above, management believes that as of December 31, 2007, the Company’s internal controls over financial reporting was not effective.

Remediation of Material Weaknesses

To address these weaknesses, subsequent to December 31, 2007, management has taken steps to increase the security of our network, has initiated a disaster recovery plan and is utilizing the services of an external tax consultant to remedy the weaknesses in our income tax process. Management is working to establish a strong and effective control environment.

Disclosure Controls and Procedures

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls.  Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable. There have been no changes in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007

(In United States dollars unless stated otherwise)

category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.